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                           March 29, 2023

       Gary Cook
       Chief Financial Officer
       TPT Global Tech, Inc.
       501 West Broadway, Suite 800
       San Diego, CA 92101

                                                        Re: TPT GLOBAL TECH,
INC.
                                                            Post-Qualification
Amendment No. 8 to Offering Circular on Form 1-A
                                                            Filed March 23,
2023
                                                            File No. 024-11260

       Dear Gary Cook:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff
       Attorney, at (202) 551-3447 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Matthew A. Littman